EXHIBIT 99.1

FINAL

Mogo Completes Acquisition of Investing App Moka Bringing Total Members to Approximately 1.6 Million

Includes over $250 million of AUM along with registered portfolio management capabilities throughout Canada & Europe

Company targeting launch of free stock-trading for Canadians before year-end

All figures in Canadian $

Vancouver, British Columbia, May 5, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced it has closed its previously announced acquisition of Moka Financial Technologies Inc. ("Moka"), one of Canada's leading saving and investing apps, in an all-stock transaction pursuant to the terms of a definitive share exchange agreement (the "Share Exchange Agreement") entered into by Mogo, Moka and all of the shareholders of Moka (the "Vendors"). The acquisition increases Mogo’s member base to approximately 1.6 million and expands Mogo’s wealth offering to include saving and investing products. In addition, the acquisition will accelerate Mogo’s plan to launch a free stock trading solution for Canadians in 2021, further solidifying its position as the most comprehensive digital wallet in Canada.

“We welcome the Moka team to the Mogo platform. This acquisition accelerates our expansion in the $4 trillion wealth management industry, a market that is undergoing rapid digital disruption and where we believe we can create tremendous value for our members and our shareholders,” said David Feller, Mogo’s Founder and CEO. “By adding Moka’s digital saving and investing products, technology platform and experienced fintech team, we move forward with one of the most compelling and differentiated value propositions in Canadian finance. Moka will form the core of MogoWealth, along with MogoCrypto, making Mogo’s digital wallet the most comprehensive solution in Canada.”

Philip Barrar, Founder & CEO of Moka, added: “We’re excited to complete this transaction and begin collaborating with the Mogo team. Both organizations share a passion for building great digital products to improve the financial well-being of our members, and collectively we form Canada’s leading fintech team with deep capabilities in digital saving and investing, lending, and cryptocurrency.”

Greg Feller, President and CFO of Mogo, added: “This highly strategic acquisition adds important capabilities in saving and investing, immediately increases our member base, and accelerates the growth of our subscription & transaction-based revenue. We are already moving ahead to further expand the MogoWealth product offering, including introducing a free stock trading solution to Mogo members.”

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Pursuant to the terms of the Share Exchange Agreement, Mogo has acquired all of the issued and outstanding shares of Moka (the “Acquisition”) in exchange for the issuance of 4,999,991 common shares of Mogo (the “Mogo Consideration Shares”) to the Vendors. All of the Mogo Consideration Shares issued pursuant to the Acquisition are subject to a four-month statutory hold and a six-month escrow restriction from the date of closing, with additional escrow and vesting restrictions for certain Moka employees and shareholders.

Concurrent with the completion of the acquisition, the Company announced that Philip Barrar, Founder & CEO of Moka, joins Mogo’s leadership team in a newly created role of Chief Innovation Officer. In addition, Dr. Liam Cheung, Chairman of Moka and partner at Moka shareholder Tactico, is expected to join Mogo’s board of directors following Mogo’s next annual general meeting. Cheung is a seasoned financial services entrepreneur and executive with over 25 years of experience.

About Moka

Montreal-based Moka launched in 2017 with the social mission to help millennials achieve their financial goals, and it has since been downloaded by over 1 million consumers and earned thousands of 5-star reviews. The Moka app has become one of Canada’s most popular investing apps due to its roundup feature, which automatically rounds up daily purchases and invests the spare change in personalized, diversified portfolios of low-cost Exchange-Traded Funds. Moka members can invest through a TFSA, RRSP or non-registered account. There is no financial knowledge, minimum investment or lifestyle change required to use Moka, so anyone can start saving and investing by downloading the app and simply linking an existing debit or credit card.

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

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Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the expansion of Mogo’s wealth offering, including the planned launch of Mogo’s free stock trading solution, and the anticipated benefits of the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approvals. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

(646) 829 -9701

shamsian@lythampartners.com

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